UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

COHEN & COMPANY INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

19248U 105

(CUSIP Number)

Christopher Ricciardi

135 East 57th Street, 21st Floor

New York, New York 10022

(646) 673-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 24, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 8 Pages)

SCHEDULE 13D	PAGE 2 OF 8 PAGES

CUSIP No. 19248U 105
1	Name of reporting person Christopher Ricciardi
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds SC; PF; 00
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 7,031
	8	Shared voting power 1,515,545
	9	Sole dispositive power 6,031
	10	Shared dispositive power 1,515,545
11	Aggregate amount beneficially owned by each reporting person 1,522,576
12	Check box, if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 14.8%
14	Type of reporting person IN

SCHEDULE 13D	PAGE 3 OF 8 PAGES

CUSIP No. 19248U 105
1	Name of reporting person Stephanie Ricciardi
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds PF; OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,465,145
	9	Sole dispositive power 0
	10	Shared dispositive power 1,465,145
11	Aggregate amount beneficially owned by each reporting person 1,465,145
12	Check box, if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 14.2%
14	Type of reporting person IN

CUSIP NO. 19248U 105	SCHEDULE 13D	PAGE 4 OF 8 PAGES

This Amendment No. 2 to Schedule 13D is filed to amend Items 3, 5 and 6 to reflect changes to the Schedule 13D filed with the Securities and Exchange Commission on July 2, 2009, and amended on December 21, 2009 by Amendment No. 1 to Schedule 13D (“Amendment No. 1”), resulting from the transfer, among others, of shares of Cohen & Company Inc. (“Issuer”) common stock, par value $0.001 per share (“Common Stock”), by Christopher Ricciardi to an account held jointly by himself and his wife, Stephanie Ricciardi.

Item 3.	Source and Amount of Funds or Other Consideration

This Item 3 is being supplemented as follows:

On December 24, 2009, Christopher Ricciardi transferred 1,092,465 shares of Common Stock to an account held jointly with his wife, Stephanie Ricciardi. The price per share of Common Stock transferred to the joint account was $4.73. Mr. and Mrs. Ricciardi may each be deemed a beneficial owner of such shares of Common Stock held by the joint account.

On January 18, 2010, The Christopher Ricciardi Irrevocable Retained Annuity Trust U/A/D January 16, 2008 (the “Trust”) transferred 11,291 shares of Common Stock to Mr. Ricciardi in satisfaction of a payment due from the Trust to Mr. Ricciardi. Mr. Ricciardi immediately transferred such shares to Mrs. Ricciardi. The price per share of Common Stock transferred to Mrs. Ricciardi’s account was $7.47. Mr. Ricciardi may be deemed a beneficial owner of such shares of Common Stock held by Mrs. Ricciardi.

CUSIP NO. 19248U 105	SCHEDULE 13D	PAGE 5 OF 8 PAGES

Item 5.	Interest of Security Holders in the Issuer.

(a)–(b) Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

Number of Shares of Common Stock with Sole Voting Power

Christopher Ricciardi—7,031

Includes 1,000 restricted shares of Common Stock that will vest on April 30, 2010.

Stephanie Ricciardi—0

Number of Shares of Common Stock with Sole Dispositive Power

Christopher Ricciardi—6,031

Stephanie Ricciardi—0

Number of Shares of Common Stock with Shared Voting and Dispositive Power

Christopher Ricciardi—1,515,545

Stephanie Ricciardi—1,465,145

With respect to Mr. Ricciardi and Mrs. Ricciardi, these amounts include 64,975 shares of Common Stock held by The Ricciardi Family Foundation, of which Mr. Ricciardi and Mrs. Ricciardi may each be deemed a beneficial owner. Mr. Ricciardi and Mrs. Ricciardi disclaim any interest in these shares beyond each of their pecuniary interest therein. On December 31, 2009, Christopher Ricciardi and Mrs. Ricciardi transferred 61,225 shares of Common Stock to The Ricciardi Family Foundation. The price per share of Common Stock transferred to The Ricciardi Family Foundation was $4.90. Mr. Ricciardi and Mrs. Ricciardi may each be deemed a beneficial owner of 64,975 shares of Common Stock held by The Ricciardi Family Foundation as a result of their position on the Board of Directors of the foundation. The Board of Directors of The Ricciardi Family Foundation is comprised of Christopher Ricciardi, Stephanie Ricciardi and Peter Ricciardi. Accordingly, Mr. Ricciardi and Mrs. Ricciardi may be deemed to share voting and/or dispositive power over such shares with each other and Mr. Peter Ricciardi. Mr. Peter Ricciardi, a U.S. citizen, is principal of Quaker Capital and has a business address at 57 Old Post Road, #2, Greenwich, CT 06830. During the last five years, Mr. Peter Ricciardi has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

With respect to Mr. Ricciardi and Mrs. Ricciardi, these amounts include 1,351,722 shares of Common Stock held jointly by Mr. Ricciardi and Mrs. Ricciardi.

With respect to Mr. Ricciardi and Mrs. Ricciardi, these amounts include 48,448 shares of Common Stock held by Mrs. Ricciardi, of which Mr. Ricciardi may be deemed a beneficial owner.

CUSIP NO. 19248U 105	SCHEDULE 13D	PAGE 6 OF 8 PAGES

With respect to Mr. Ricciardi only, his amount includes 50,400 shares of Common Stock held by Cohen Brothers, LLC, a subsidiary of the Issuer (“Cohen Brothers”), of which Mr. Ricciardi may be deemed to be a beneficial owner. Mr. Ricciardi disclaims any interest in the 50,400 these shares beyond his pecuniary interest therein. The Board of Managers of Cohen Brothers is comprised of Mr. Ricciardi, Daniel G. Cohen, and Joseph W. Pooler, Jr. Mr. Ricciardi may be deemed to share voting or dispositive power with Messrs. Cohen and Pooler. Mr. Cohen, a U.S. citizen, is Chairman of the Board, Chief Executive Officer and Chief Investment Officer of the Issuer, and the Chairman of the Board of Managers and Chief Executive Officer of Cohen Brothers and has a business address at Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania 19104-2870. Mr. Pooler, a U.S. citizen, is Executive Vice President/Chief Financial Officer of the Issuer and Cohen Brothers and has the same business address as Mr. Cohen. During the last five years, Messrs. Cohen and Pooler have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Aggregate Number of Shares of Common Stock Beneficially Owned

Christopher Ricciardi—1,522,576

Stephanie Ricciardi—1,465,145

Percentage of Class Beneficially Owned

Christopher Ricciardi—14.8%

Stephanie Ricciardi—14.2%

The percentages used herein and elsewhere in this amendment are based on 10,343,347 shares of Common Stock outstanding, which represents the number of shares of Common Stock provided by the Issuer to Mr. and Mrs. Ricciardi for purposes of this amendment. Pursuant to Section 13(d)(4) of the Act, the calculation of the percentages for Mr. Ricciardi excludes from the denominator the 50,400 shares of Common Stock held by Cohen Brothers.

(c) Except as set forth in Items 3 and 5, there have been no transactions by Mr. Ricciardi or Mrs. Ricciardi in shares of Common Stock during the last 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

This Item 6 is being supplemented as follows:

On January 18, 2010, the Trust transferred 44,925 (the “Ricciardi Cohen Units”) of its 268,445 recapitalized Cohen Brothers membership units to Mr. Ricciardi in satisfaction of a payment due from the Trust to Mr. Ricciardi. Mr. Ricciardi immediately transferred such membership units to Mrs. Ricciardi. As a result of such transfer and in accordance with the Cohen Brothers, LLC Amended and Restated Limited Liability Company Agreement (the “Operating Agreement”) and along with other members of Cohen Brothers other than the Issuer and Mr. Cohen, Mrs. Ricciardi will have the right, on June 16, 2010, to require that Cohen Brothers redeem all or a portion of the Ricciardi Cohen Units in exchange for cash, provided that the Issuer may, in its sole discretion, deliver shares of Common Stock to Mrs. Ricciardi to satisfy Cohen Brothers redemption obligation. The description of the Operating Agreement contained herein is qualified in its entirety by reference to Exhibit 1 to Amendment No. 1, which is incorporated herein by reference. The exchange ratio applicable to a redemption is currently one-to-one, but is subject to change upon the occurrence of (a) the issuance of additional Common Stock as a dividend or other distribution on outstanding Common Stock, (b) a subdivision of outstanding Common Stock into a greater number of Common Stock, or (c) a combination of outstanding Common Stock into a smaller number of Common Stock.

CUSIP NO. 19248U 105	SCHEDULE 13D	PAGE 7 OF 8 PAGES

The amount of cash Mrs. Ricciardi will be entitled to receive in connection with a cash redemption of the Ricciardi Cohen Units will be equal to: (a) the number of the Ricciardi Cohen Units tendered for redemption by Mrs. Ricciardi, multiplied by (b) the exchange ratio, multiplied by (c) the value of a share of Common Stock at the time of redemption. The number of shares of Common Stock that Mrs. Ricciardi may, in the Issuer’s sole discretion, receive in lieu of cash in connection with a redemption will equal (a) the number of the Ricciardi Cohen Units tendered for redemption by Mrs. Ricciardi, multiplied by (b) the exchange ratio.

In the event that Mrs. Ricciardi and other members of Cohen Brothers notify the Issuer of their intention to have their Cohen Brothers membership units redeemed by June 16, 2010, and the Issuer elects to issue Common Stock in lieu of cash for the redeemed Cohen Brothers membership units, then the Issuer has agreed, if it is then eligible to use Form S-3, to file a resale registration statement with the Securities and Exchange Commission with respect to the resale of those newly issued shares of Common Stock.

As a result of the transfer the Ricciardi Cohen Units, the Trust holds 223,520 recapitalized Cohen Brothers membership units.

In addition, the information in Item 4 is incorporated by reference herein.

CUSIP NO. 19248U 105	SCHEDULE 13D	PAGE 8 OF 8 PAGES

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2010

/S/ CHRISTOPHER RICCIARDI
Christopher Ricciardi

/S/ STEPHANIE RICCIARDI
Stephanie Ricciardi